

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Yacov Geva, Ph.D.
President and Chief Executive Officer
G Medical Innovations Holdings Ltd.
1 Harbour Rd Wan Chai
Hong Kong

> **Re: G Medical Innovations Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 9, 2020**
> **CIK No. 0001760764**

Dear Dr. Geva:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 43

1. We note your revised disclosures on page 63 and 64 in response to prior comment 8. If a principal intended use of proceeds from this offering will be to develop the Wireless Vital Signs Monitoring System, please expand your disclosure in this section as appropriate.

Capitalization, page 45

2. Refer to our prior comment 9. We note your capitalization table as of June 30, 2020 equals your Total Liabilities and Shareholder' Deficit as presented on page F-49 rather than your capitalization as of that date. Please revise your capitalization table to include all long-term loans, such that this table depicts your total long-term loans and

shareholders' equity (deficit) and ensure that it is mathematically accurate.

Property and Facilities, page 90

3. We note that you appear to have filed a summary of your rental agreement with Ad Maron in response to prior comment 18. Please tell us if there is an executed version of the agreement that should be filed as an exhibit to your registration statement.

Condensed Interim Consolidated Financial Statements
Note 9 -- Subsequent Events, page F-64

4. Please expand your disclosures to quantify the fair value of the securities issued and clarify the resulting accounting.

You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.